Exhibit 99
Letter to Shareholders
First Quarter 2021

We closed the first quarter of 2021 with solid growth and profitability. As we crossed the one-year anniversary of the shelter-in-place orders, it should be noted that, starting in March 2021, the year-over-year growth comparisons will be inflated due to the low denominators from the prior year when shopping virtually stalled as the pandemic began. In addition to depressed shopping, miles driven decreased significantly, which impacted our transportation network company (TNC) line of business and resulted in the Commercial Lines business reporting negative premiums written growth in March of last year. On the positive side, growth for the first quarter of 2021 was aided by the third round of stimulus payments, which made March 17, 2021 our second highest Direct auto prospect and sales day ever.

Net premiums written (NPW) growth for the quarter came in at 19%, with a healthy combined ratio (CR) of 89.3. All lines of the business were profitable, with the exception of our Property business, where we continue to be plagued by weather-related losses. Catastrophes during the quarter accounted for 30.6 points on the Property CR.

We continue to have robust unit growth with our overall policies in force (PIFs) growing by 12%, compared to last March, with all segments growing double digits. This is the first time that our personal auto, special lines, and Commercial Lines products all recognized year-over-year double-digit growth since June 2004. In fact, this quarter we also passed several milestones crossing over 25 million companywide PIFs with personal auto and special lines surpassing 17 million and 5 million PIFs, respectively. We are delighted with the fact that we continue to grow our base of customers and intend to use that to catapult us toward our goal of graduating more of our book of business into Robinsons. In fact, in our Direct channel, Robinson PIF growth is up nearly 20% compared to last March and in the Agency channel Robinson PIFs have increased by over 16% since last March.

On the Personal Lines side, we saw solid PIF growth in both our auto and special lines products in both channels, along with continued strong margins. Direct auto is leading the pack and is a tribute to both our brand and having competitive rates. Thirty-two states are on our 8.6 product model, which represented 59% of countrywide premium and 67% of countrywide PIFs at quarter end. We continue to see improved conversion with 8.6 in both the Agency and Direct channels, and especially in more preferred segments. We launched our 8.7 product in January and will comment more once we have sufficient data on the performance of that model.

Commercial Lines NPW was up 57% at a CR of 83.9. The strong growth is driven by a combination of pandemic recovery, entering peak season, and stimulus dollars reaching consumers with the caveat that I mentioned above regarding TNC premium. Commercial auto new business growth continues at a record pace. March new business applications were up significantly over the prior year with for-hire transportation (e.g., truck) continuing to lead the way. This growth continued into the first few weeks of April when we experienced all-time high new business volume levels. Business auto and contractors are also showing some signs of strength. We monitor business market target performance closely. Truck volume growth is in line with the Federal Motor Carrier Safety Administration new motor carrier formation data and all business market targets performed at or better than our profitability targets during the quarter. We rolled out our 8.0 commercial auto product along with our new policy administration system in four additional states and now have 12 states successfully operating on our new system. The new product model is improving the accuracy of our pricing and competitiveness for more stable and established businesses with better retention. Our expansion into the business owners policy (BOP) product line continues. We added two states bringing the state footprint to 19 states representing 37% of the commercial multi-peril market.

We continue to surgically focus on caring for our customers and making every experience with them personal. In fact, several years ago we initiated work to transform key areas of our private passenger auto digital experience systems and offering. The purpose was to better enable our technology and processes for faster digital delivery across our customer-facing platforms. This included delivering a holistically new self-service website built upon customer feedback. Our test of this new experience demonstrated higher customer satisfaction and an overall improvement in customers being able to handle their needs through self-service digital when that is the preferred channel. We’re thrilled to announce that during the first quarter we’ve moved beyond the testing stage and have launched this new website experience for all eligible policyholders.

Our auto customers have rewarded us with loyalty as demonstrated with our increased retention. We believe that a portion of the increase is based on moratoriums on cancellations that were in place last year, and we have made special efforts to assist our customers as their needs have increased throughout the pandemic. We know that many of our customers continue to require our flexibility and our customer service representatives have discretion to personalize the experiences depending on the situation.

We are making plans for what returning to work will look like in all parts of the organization and preparing to also be nimble as we watch everything play out as more and more states reopen. Our number one priority continues to be the health of our employees. The talk around the virtual water cooler has turned from events that were canceled due to COVID-19 to what side effects people are having as many of us get in line for our vaccines. I just had my second vaccine and it gave me hope that there is light at the end of what has been a very long tunnel.

Vehicle miles traveled (VMT), as obtained from our usage-based insurance driving data, has picked up a bit starting around the end of February. Through January and mid-February, driving was consistently down 10-15% versus the 2017-2019 average. Mid-February was distorted by the strong storms in Texas and other states, but after that we saw a shift to VMTs being down about 8-10% versus prior years, which continued through the end of March and into the first week of April.

To that end, we are beginning to see increased driving as states open and people begin to feel more comfortable, perhaps due to the availability of vaccines. With expected increases in domestic travel by car this summer, we believe volume will continue to rise thus leading to more claims activity. In light of an increase in VMTs, normal weather-related losses this time of year, and a rise in our special lines new business volume, we are seeing Personal Lines loss frequency rising relative to the prior year when frequency fell dramatically. We continue to staff up the claims organization to be prepared for the year-over-year increase in volume, which began this quarter and we expect will continue through the rest of the year given the decreases in volume we experienced during 2020.

During the quarter, we began rolling out what we call our Snapshot® Apron Relief program to give our current customer base the opportunity to save money if their driving habits changed during COVID-19. This program offers an optional abbreviated 30-day monitoring period for current Progressive customers. Typically, existing customers who sign up for Snapshot must wait up to six months or more before realizing any benefit. This temporary program was designed to get premium help to those customers more quickly. We have been able to offer this option in 43 states.

The first quarter total return on our investment portfolio was 0.3%, as the strength in equity markets overcame a significant rise in interest rates. Because of these higher interest rates, we took the opportunity to slightly increase our duration from where it sat at the end of last year. We believe our portfolio asset allocation is appropriate for the current environment and believe we are in a strong capital position to withstand investment market volatility that could arise as the country continues to recover from the pandemic.

During the quarter, we announced our intent to acquire Protective Insurance Corporation, subject to regulatory approvals and other customary closing conditions, for $23.30 per outstanding common share, or approximately $338 million in aggregate. We have been very impressed with Protective’s products, employees, and culture. As we have said in the past, Commercial Lines is our greatest opportunity to grow and we are excited to expand our capabilities with the expertise Protective offers in larger fleet and affinity programs and by providing additional product lines such as workers compensation for the transportation industry. We will provide additional information and thoughts after the transaction concludes.

Recently, I shared with you our new Diversity and Inclusion objectives. I’m pleased to say that we continue to make progress, as well as generate excitement and momentum, which we expect will help us to achieve our goals. We want to reflect the customers we serve and compare our workforce with the U.S. adult population as a proxy for our customer base. We ended 2020 with an increase in representation of people of color at Progressive and we expect to reach parity with the U.S. population in the next few years if we maintain our current hiring volume.

We also ended 2020 with increased representation of women and people of color in leadership better reflecting the teams that they lead. Again, assuming our hiring volume remains constant, we expect to reach parity in representation of women in leadership by the end of 2025. Our bigger opportunity is increasing representation of people of color, particularly in senior leadership. I am encouraged by the results to date and we recognize significant work remains to achieve our goal of doubling representation by the end of 2025.

Lastly, we have invested a tremendous amount in Diversity and Inclusion recruiting efforts and with creating programs that will help us bridge the gap for aspiring leaders aimed at “fixing the broken first rung.” This phrase is used to describe the gap in representation of women and people of color in supervisor roles – the first rung on the leadership ladder. This is an opportunity we share with many organizations and these new programs will build upon the success of our flagship Multicultural Leadership Development program.

As I reflect on the past twelve months, I do so with great pride. The extraordinary dedication and resilience that the people of Progressive have shown, at every turn, has been truly remarkable. If last year was a test, we passed with flying colors and it showed that we are resilient. Looking to the future, we will continue to invest in profitably growing every part of the business and taking the learnings from COVID-19 as we reimagine what the future brings. We stand ready for whatever may come our way.

Best,

/s/ Tricia Griffith
Tricia Griffith
President and Chief Executive Officer

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